Filed by Baytex Energy Corp.

(Commission File No. 1-32754)

pursuant to Rule 425 of the Securities Act of 1933

Subject Companies: Ranger Oil Corporation

(Commission File No. 1-13283)

BAYTEX ENERGY CORP.

Annual and Special Meeting of Shareholders

held on May 15, 2023

Report of Voting Results pursuant to Section 11.3 of
National Instrument 51-102 – Continuous Disclosure Obligations

This report sets forth a brief description of each matter which was voted upon at the annual and special meeting of holders of common shares ("Baytex Shares") of Baytex Energy Corp. ("Baytex") held on May 15, 2023 (the "Meeting") and the outcome of the vote. A detailed description of the business of the Meeting is contained in the information circular and proxy statement dated April 3, 2023 (the "Information Circular"). An aggregate of 204,407,281 Baytex Shares (being 37.47% of the Baytex Shares eligible to be voted at the Meeting) were represented at the Meeting.

The vote on each matter was conducted by ballot. The manner in which the ballots were cast in respect of each matter is set out below.

1.	Ordinary resolution, the full text of which is set forth in Appendix A to the Information Circular, to approve the issuance of up to an aggregate of 323,323,741 Baytex Shares to Ranger Oil Corporation ("Ranger") securityholders pursuant to the agreement and plan of merger dated February 27, 2023 between Baytex and Ranger, as may be amended from time to time (collectively, the "Merger Agreement"), as more particularly described in the Information Circular, such number of Baytex Shares consisting of: (i) up to 311,213,987 Baytex Shares issuable pursuant to the Merger Agreement; (ii) up to 11,609,754 Baytex Shares issuable in connection with the conversion of the Ranger convertible awards pursuant to the Merger Agreement; and (iii) an additional 500,000 Baytex Shares to account for clerical and administrative matters in accordance with policies of the Toronto Stock Exchange, including the rounding of fractional Baytex Shares to ensure that there are a sufficient amount of Baytex Shares to effect the merger.

Votes For		Votes Against
#	%	#	%
174,624,233	95.458	8,309,626	4.542

2.	Ordinary resolution to approve the selection of the following eight nominees to serve as directors of Baytex for the ensuing year, or until their successors are duly elected or appointed, as described in the Information Circular.

	Votes For		Votes Withheld
Name of Nominee	#	%	#	%
Mark R. Bly	177,994,215	97.300	4,939,646	2.700
Trudy M. Curran	177,589,205	97.078	5,344,656	2.922
Eric T. Greager	175,881,715	96.145	7,052,146	3.855
Don G. Hrap	173,688,516	94.946	9,245,345	5.054
Angela S. Lekatsas	177,721,878	97.151	5,211,982	2.849
Jennifer A. Maki	177,816,227	97.202	5,117,633	2.798
David L. Pearce	178,327,443	97.482	4,606,417	2.518
Steve D.L. Reynish	174,085,368	95.163	8,848,493	4.837

3.	Ordinary resolution to approve the appointment of KPMG LLP, Chartered Professional Accountants, as auditors of Baytex for the ensuing year and to authorize the directors of Baytex to fix their remuneration.

Votes For		Votes Withheld
#	%	#	%
202,018,930	98.977	2,087,646	1.023

4.	Advisory resolution to accept the approach to executive compensation as disclosed in the Information Circular.

Votes For		Votes Against
#	%	#	%
173,578,999	94.886	9,354,978	5.114

Forward-Looking Statements

In the interest of providing Baytex's shareholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance.  The forward-looking statements contained in this press release speak only as of the date hereof and are expressly qualified by this cautionary statement.

Forward-looking statements in this press release include, but are not limited to, statements relating to: the Merger and its expected timing and closing.

Although Baytex believes the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Baytex can give no assurance that such expectations will prove to be correct. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to: the ability to obtain Ranger shareholder, and regulatory approvals of the Merger; the ability to complete the Merger on the anticipated terms and timetable and the risk factors discussed in our Registration Statement on Form F-4, initially filed with the SEC on April 7, 2023 (Registration No. 333-271191), as amended on April 28 and May 10, 2023, and our management information circular and proxy statement dated April 3, 2023 (the "Information Circular") filed on SEDAR at www.sedar.com. There may be additional risks that Baytex presently does not know, or that Baytex currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of the assumptions below prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. These forward-looking statements are based on certain key assumptions regarding, among other things, the ability of Baytex and Ranger to satisfy all conditions to closing of the Merger; and the completion of the Merger on the timing anticipated. Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

The above summary of assumptions and risks related to forward-looking statements has been provided in order to provide shareholders and potential investors with a more complete perspective on Baytex’s current and future operations and such information may not be appropriate for other purposes. There is no representation by Baytex that actual results achieved will be the same in whole or in part as those referenced in such forward-looking statements and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

No Offer or Solicitation

This communication relates to the proposed Merger between Baytex and Ranger. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Merger or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Baytex has filed a copy of the merger agreement on its profile on SEDAR (www.sedar.com). Further, Baytex has filed the Information Circular, which contains important information about the Merger and related matters. Shareholders of Baytex are advised to read the Information Circulars in connection with Baytex’s solicitation of proxies for the meeting of Baytex shareholders to approve the Merger. Baytex shareholders may obtain copies of the Information Circular on Baytex's SEDAR profile (www.sedar.com).

Important Additional Information and Where to Find it

In connection with the proposed Merger, Baytex has filed with the SEC a registration statement on Form F-4 (the “Registration Statement”) to register the Baytex securities to be issued in connection with the proposed Merger (including a prospectus therefor). Baytex and Ranger also plan to file other documents with the SEC regarding the proposed Merger. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Baytex or Ranger may file with the SEC in connection with the Merger. U.S. INVESTORS AND U.S. HOLDERS OF BAYTEX AND RANGER SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT AND OTHER DOCUMENTS RELATING TO THE PROPOSED MERGER (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT BAYTEX, RANGER AND THE PROPOSED MERGER. Shareholders will be able to obtain free copies of the Registration Statement, proxy statement/prospectus and other documents containing important information about Baytex and Ranger through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Baytex and Ranger without charge.

Participants in the Solicitation

Baytex, Ranger and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Baytex's shareholders and the solicitation of proxies from Ranger's shareholders, in each case with respect to the Merger. Information about Baytex's directors and executive officers is available in the Annual Information Form published February 23, 2023, in the Information Circular and in the Registration Statement. Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Registration Statement, the proxy statement/prospectus and other relevant materials that have been and will be filed with the SEC regarding the Merger. Shareholders, potential investors and other readers should read the proxy statement/prospectus carefully before making any voting or investment decisions.